
MAIL STOP 7010

May 10, 2007

Michael McChesney
President
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA
92108-2808

RE: Eastern Goldfields, Inc.
Form 10-SB
Amended December 18, 2006
File No. 0-52151
Form 10-KSB for the year ended December 31, 2006

Dear Mr. McChesney:

        We have reviewed your correspondence dated April 11, 2007 responding to our previous comment letter dated January 17, 2007 as well as the above filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your responses to our previous comments, and the mineral reserve statement and Lily mine plan you provided in response to our letter of January 17, 2007. We note the Lily mine plan indicates a gold production schedule that is less than the 208,000 ounce reserve you disclose in your amended Form 10-SB. In addition, the proposed production is substantially less than the 366,000 ounces disclosed in your Form 10-KSB, dated December 31, 2006. Please provide a life-of-mine plan for the Lily mine that includes a cashflow analysis that supports these higher levels of reserves, or amend your disclosure to reflect the lower level of production indicated in the mine plan you provided us.

2.   We note your correspondence of May 9, 2007 requesting to withdraw the application for confidential treatment you submitted regarding the identity of the previously disclosed Hatch Associates Pty Limited.

Closing Comments

  You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

         Sincerely,

         Pamela A. Long
         Assistant Director

CC: William M. Aul, Esq.
   (619) 542-0555